Exhibit 99.4

November 14, 2005

Board of Directors

Minotola National Bank

1748 South Lincoln Avenue

Vineland, NJ 08360-1550

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to Minotola National Bank (the “MTLA”) as to the fairness, from a financial point of view to MTLA and its shareholders, of the consideration to be paid for the shares as proposed in the Agreement and Plan of Merger dated November 14, 2005 (the “Agreement”), pursuant to which Susquehanna Bancshares, Inc. and its wholly-owned subsidiary Susquehanna Patriot Bank (the two entities collectively referred to as “SUSQ”) will acquire MTLA.

Pursuant to the Agreement and discussions with management, all shares of MTLA common stock will be converted into the right to receive $3,226.44 per share in cash, 134 shares of SUSQ common stock (subject to adjustment in certain circumstances) or some combination of cash and stock. MTLA shareholders may select the form of consideration they wish to receive subject to the constraint that the overall consideration mix shall equal 30% cash and 70% SUSQ common shares.

In general, FinPro, Inc. (“FinPro”) provides investment banking and consulting services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FinPro has knowledge of and experience with the New Jersey and Pennsylvania bank and thrift market and financial institutions operating in this market. MTLA’s Board chose FinPro because of its expertise, experience and familiarity with the bank and thrift industry.

MTLA retained FinPro to advise the Board of Directors of MTLA in connection with its merger and acquisition activities. Pursuant to its engagement, FinPro will be paid a fee for rendering its fairness opinion relating to the merger. MTLA will pay FinPro a fee equal to 0.50% of the Aggregate Purchase Price, as defined in the engagement letter, or approximately $825,000 in the aggregate for rendering its fairness opinion and for its financial advisory assistance. The majority of FinPro’s fee is contingent upon the consummation of the proposed acquisition. Additionally, MTLA has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to being retained as MTLA’s financial advisor for this transaction, FinPro provided professional services to MTLA and has been paid for such services. The fees paid to FinPro by MTLA, prior to being retained as MTLA’s financial advisor, are not material relative to FinPro’s annual gross revenues. FinPro has never provided professional services to SUSQ.

In connection with its opinion, FinPro reviewed and considered, among other things:

(i)	the Agreement and the exhibits thereto;

(ii)	changes in the market for bank and thrift stocks;

(iii)	the trading history and performance of SUSQ’s common stock;

(iv)	trends and changes in the financial condition of MTLA and SUSQ beginning with the twelve month period ended December 31, 2000;

(v)	the most recent annual report to shareholders of MTLA and SUSQ;

(vi)	the most recent 10-K of SUSQ;

(vii)	quarterly reports on Form 10-Q of SUSQ;

(viii)	quarterly regulatory reports of MTLA;

(ix)	the most recent audit letter to MTLA and SUSQ; and

(x)	recent regulatory exam reports of MTLA and SUSQ.

We also had discussions with the management of MTLA and SUSQ regarding their respective financial results and have analyzed the most current financial data available for MTLA and SUSQ. In addition, we considered financial studies, analyses and investigations and economic and market information that we deemed relevant. We also considered the potential pro forma financial impact of the acquisition, including assumed operating synergies.

We considered certain financial data of MTLA and compared that data to other banks and their holding companies that were recently merged or acquired. Furthermore, we considered the financial terms of these business combinations involving these banks and their holding companies.

FinPro did not independently verify the financial data provided by or on behalf of MTLA and SUSQ, but instead relied upon and assumed the accuracy and completeness of the data provided.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to MTLA shareholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by MTLA and SUSQ, it is FinPro’s opinion as of this date, that the merger consideration being offered by SUSQ is fair, from a financial point of view, to MTLA and its shareholders.

Respectfully Submitted,

/s/ FinPro, Inc.

FinPro, Inc.

Liberty Corner, New Jersey